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Securities and Exchange Commission
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMX Corporation
(Name of Subject Company)

Amherst Acquisition Co.
a wholly-owned subsidiary of

Thrall Omni Company, Inc.
an affiliate of

Duchossois Industries, Inc.
(Name of Filing Person-Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

00180C10 5
(CUSIP Number of Class of Securities)

David L. Filkin
Vice President and General Counsel
Duchossois Industries, Inc.
845 Larch Avenue
Elmhurst, Illinois 60126
(630) 279-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Elizabeth C. Kitslaar, Esq.
Jones Day
77 West Wacker
Chicago, Illinois 60601
Telephone: (312) 269-4114

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$307,287,562.50	$36,167.75

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). Calculated by multiplying $22.50, the per share tender offer price, by 13,657,225, the sum of the 12,235,087 outstanding shares of Common Stock of AMX Corporation as of February 14, 2005 sought in the Offer and the 1,422,138 shares of Common Stock of AMX Corporation subject to vested options as of February 14, 2005.
**	Calculated as 0.011770% of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Tender Offer Statement on Schedule TO is filed by Amherst Acquisition Co., a Texas corporation ("Subcorp") and a wholly owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("DII"). This Schedule TO relates to the offer by Subcorp to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of AMX Corporation, a Texas corporation ("AMX"), for $22.50 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni, Subcorp and AMX (the "Merger Agreement"), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, the Support/Tender Agreement, dated as of February 15, 2005, by and among Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf and Thrall Omni, a copy of which is attached as Exhibit (d)(2) to this Schedule TO, the Support/Tender Agreement, dated as of February 15, 2005, by and between Thrall Omni and Peter D. York, a copy of which is attached as Exhibit (d)(3) to this Schedule TO, and the Support/Tender Agreement, dated as of February 15, 2005, by and between Thrall Omni and Scott D. Miller, a copy of which is attached as Exhibit (d)(4) to this Schedule TO, are incorporated in this Schedule TO by reference.

Item 1. Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the Offer is AMX Corporation, a Texas corporation. Its principal executive office is located at 3000 Research Drive, Richardson, Texas and its telephone number is (469) 624-8000.

        (b)   This Schedule TO relates to the Offer by Subcorp to purchase all issued and outstanding Shares for $22.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated in this Schedule TO by reference.

        (c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in "Price Range of the Shares; Dividends" in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

        (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled "Information Concerning DII, Thrall Omni and Subcorp" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Material United States Federal Income Tax Consequences," "Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations" and "Conditions of the Offer" is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled "Material United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with AMX" and "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMX" is incorporated in this Schedule TO by reference.

        (a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Information Concerning DII, Thrall Omni and Subcorp," "Background of the Offer; Past Contacts or Negotiations with AMX" and "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMX" is incorporated in this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with AMX," "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMX," "Dividends and Distributions" and "Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference.

        (b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Information Concerning DII, Thrall Omni and Subcorp," "Background of the Offer; Past Contacts or Negotiations with AMX," "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMX" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10. Financial Statements of Certain Bidders.

        (a), (b) Not applicable.

Item 11. Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Information Concerning DII, Thrall Omni and Subcorp" and "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMX," is incorporated in this Schedule TO by reference.

        (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMX," "Conditions of the Offer" and "Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (a)(5) None.

        (b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 24, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Text of Press Release Issued by DII and AMX dated February 15, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Thrall Omni on February 15, 2005.
(a)(5)(B)	Form of Summary Advertisement Published in The Wall Street Journal on February 24, 2005.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni, Subcorp and AMX.
(d)(2)
Support/Tender Agreement, dated as of February 15, 2005, by and among Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf and Thrall Omni.
(d)(3)	Support/Tender Agreement, dated as of February 15, 2005, by and between Peter D. York and Thrall Omni.
(d)(4)	Support/Tender Agreement, dated as of February 15, 2005, by and between Scott D. Miller and Thrall Omni.
(d)(5)	Confidentiality Agreement, dated as of November 23, 2004 by and between DII and AMX.
(g)	None.
(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 24, 2005

Amherst Acquisition Co.
By:	/s/ ROBERT L. FEALY Name: Robert L. Fealy Title: CFO
Thrall Omni Company, Inc.
By:	/s/ ROBERT L. FEALY Name: Robert L. Fealy Title: CFO
Duchossois Industries, Inc.
By:	/s/ ROBERT L. FEALY Name: Robert L. Fealy Title: CFO

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 24, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Text of Press Release Issued by DII and AMX dated February 15, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Thrall Omni on February 15, 2005.
(a)(5)(B)	Form of Summary Advertisement Published in The Wall Street Journal on February 24, 2005.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni, Subcorp and AMX.
(d)(2)
Support/Tender Agreement, dated as of February 15, 2005, by and among Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf and Thrall Omni.
(d)(3)	Support/Tender Agreement, dated as of February 15, 2005, by and between Peter D. York and Thrall Omni.
(d)(4)	Support/Tender Agreement, dated as of February 15, 2005, by and between Scott D. Miller and Thrall Omni.
(d)(5)	Confidentiality Agreement, dated as of November 23, 2004 by and between DII and AMX.
(g)	None.
(h)	Not applicable.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements of Certain Bidders.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX